October 2, 2018

Michael Mercer
President and Chief Executive Officer
Harvest Oil & Gas Corp.
1001 Fannin Street, Suite 450
Houston, TX 77002

       Re: Harvest Oil & Gas Corp.
           Registration Statement on Form S-1
           Filed September 25, 2018
           File No. 333-227519

Dear Mr. Mercer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources